Domark International, Inc.
                             1809 East Broadway #125
                              Oviedo, Florida 32765


June 17, 2009

VIA EDGAR

Securities and Exchange Commission
100 F Street, N.W.
Division of Corporate Finance
Washington, D.C. 20549

     Re: Domark International, Inc.
         Form 10-K for the year ended May 31, 2008
         Filed September 15, 2008 File No. 333-136247

Dear Mr. Dharia:

We are in receipt of your letter dated May 28, 2009. As discussed, we would like to ask for an extension in filing the response to this comment and any modified filing to ensure full and fair disclosure. Therefore, we request an extension until June 30, 2009.

If you have any questions, please call me at 305-531-1174.

Sincerely,


/s/ R. Thomas Kidd
----------------------------------
R. Thomas Kidd
Chief Executive Officer